UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

⌧	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-38991

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Pioneer Bank 401(k) Savings Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Pioneer Bancorp, Inc.

652 Albany Shaker Road

Albany, New York 12211

PIONEER BANK 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS

December 31, 2023 and 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of

Pioneer Bank 401(k) Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Pioneer Bank 401(k) Savings Plan (the Plan) as of December 31, 2023 and 2022, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and supplemental schedule (collectively referred to as the financial statements).  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on the Plan’s financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2020.

/s/ Bonadio & Co., LLP

Syracuse, New York

June 25, 2024

PIONEER BANK 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2023	December 31, 2022
Assets
Investments, at fair value	$22,443,657	$19,978,596

Notes receivable from participants	658,874	540,170

Total assets	23,102,531	20,518,766

Net Assets Available for Benefits	$23,102,531	$20,518,766

See accompanying notes to financial statements.

PIONEER BANK 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the Year Ended December 31,
	2023	2022
Additions (deductions) to net assets attributed to:
Investment income (loss)
Interest and dividend income from investments	$494,460	$428,087
Net appreciation (depreciation) in fair value of investments	2,309,498	(3,987,275)
Interest income on notes receivable from participants	32,143	23,346
Total investment income (loss)	2,836,101	(3,535,842)

Contributions
Employer	502,091	494,164
Participants	1,428,761	1,364,537
Rollovers	52,462	242,258
Total contributions	1,983,314	2,100,959

Total additions (deductions)	4,819,415	(1,434,883)

Deductions from net assets attributed to:
Benefits paid to participants	2,192,606	1,785,400
Administrative expenses	43,044	52,498

Total deductions	2,235,650	1,837,898

Net increase (decrease) in net assets available for benefits	2,583,765	(3,272,781)

Net assets available for benefits
Beginning of year	20,518,766	23,791,547

End of year	$23,102,531	$20,518,766

See accompanying notes to financial statements.

PIONEER BANK 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

NOTE 1 – DESCRIPTION OF THE PLAN

The following description of the Pioneer Bank 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) plan covering eligible employees of Pioneer Bank (the “Bank”). On April 1, 2024, the Bank completed its conversion to a national bank following approval of the conversion by the Office of the Comptroller of the Currency (the “OCC”). Following the completion of the conversion, the Bank will operate under the name “Pioneer Bank, National Association”. Employees are eligible to participate in the Plan and make pre-tax or Roth contributions through salary deferrals on the first day of the month coinciding with or next following upon attainment of the age of twenty-one and completion of 60 days of service. Participants are eligible to have employer matching and profit sharing contributions made on their behalf on the first day of the month coinciding with or next following the completion of one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Participants may elect to contribute their compensation through a salary deferral election, up to the maximum amount allowed under the Internal Revenue Code (“IRC”). The default percentage of the automatic contribution arrangement, which is the percentage of compensation that shall be withheld from the eligible employee’s compensation absent an affirmative election by the eligible employee is 6%. Participants may also contribute amounts representing rollover distributions from other qualified retirement plans and certain individual retirement accounts.

The Bank matching contribution calculation is made in an amount equal to 100% of the first 1% of each participant’s elective contributions, and 50% of the next 5% of such participant’s elective contributions, or a maximum contribution of 3.5% of the participant’s compensation.

In addition, the Bank may make additional profit sharing contributions to the Plan at its sole discretion. No additional discretionary contributions were made by the Bank for the years ended December 31, 2023 and 2022.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of the Bank’s contributions, Plan earnings (losses), and forfeitures of employer contributions, and is charged with the participant’s withdrawals, and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Vesting

Participants are immediately vested in their contributions plus actual earnings (losses) thereon. Vesting in the remainder of their accounts, plus earnings (losses) thereon, is based on a two year cliff vesting for all participants for the employer safe harbor contributions and a six year graded vesting schedule for any employer discretionary contributions at the rate of 20% per year of service after second year of service. Participants become 100% vested their account balances upon termination of service due to death, disability, or retirement.

Forfeitures

Forfeitures of nonvested accounts are used to reduce the Bank’s matching contributions or pay administrative expenses of the Plan. Forfeited accounts available at December 31, 2023 and 2022 were not significant.

PIONEER BANK 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

Payment of Benefits

Upon termination of service, participants may receive distributions equal to the value of their vested account balance. The participant’s vested account may be paid in a lump-sum distribution or in a method providing periodic payments. Death, disability, and hardship distributions may be made in accordance with the terms of the Plan. Active participants may also take distributions from the Plan upon attainment of age 59½.

Notes Receivable from Participants (“Loans”)

A participant may borrow up to $50,000 or 50% of his or her vested account balance, whichever is less, reduced by his or her largest outstanding loan balance during the preceding twelve months, with a minimum loan of $1,000. Loans are subject to certain conditions and limitations as stipulated in the Plan agreement and under the IRC. Loans are generally repayable over a maximum of five years through regular payroll deductions. Loans for financing a primary residence may be repaid over a maximum of ten years, at the discretion of the plan administrator. The loans are collateralized by the balances in the participants’ accounts and bear interest at the prime rate plus 1%.

Administrative and Investment Management Expenses

Loan origination fees associated with notes receivable from participants and the Plan’s record keeping and trustee fees are paid by the Plan and are reflected in the financial statements as administrative expenses of the Plan. Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan. All other expenses of the Plan are paid by the Bank.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets available for benefits.

Investment Valuation and Income Recognition

Investments in employer common stock, money market funds, and mutual funds are reported at fair value. Investments in common collective trust funds are reported at Net Asset Value (“NAV”). The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the Plan will sell the investment for an amount different from the reported NAV. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States of America (“U.S. GAAP”) requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates, particularly given the economic disruptions and uncertainties the past few years, and such differences, may be significant.

PIONEER BANK 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

Risks and Uncertainties

The Plan holds various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities, and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

CARES Act

On March 27, 2020 the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”) was signed into law. The CARES Act allows retirement plans, among other things, to provide participants who are impacted by the coronavirus (as defined in the CARES Act) with greater access to their savings. Plan management evaluated the relief provisions available to plan participants under the CARES Act and implemented the following provisions for 2020.

Qualified individuals may receive coronavirus-related distributions in an aggregate amount up to $100,000 from the participant’s account in the Plan. Coronavirus-related distributions can be taken up to December 31, 2020 and may be repaid within three years of the date of distribution.

Qualified individuals may borrow up to $100,000 for loans made from March 27, 2020 through September 22, 2020, and repayment can be delayed.

Allows for suspension of loan payments due from March 27, 2020 through December 31, 2020 for up to one year.

Allows for suspension of Required Minimum Distributions for 2020.

The Plan must amend the Plan document to adopt these provisions on or before December 31, 2025.

NOTE 3 – RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan termination, each participant’s account shall become fully vested and nonforfeitable and will be distributed in accordance with the Plan agreement.

NOTE 4 – FAIR VALUE MEASUREMENTS

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

PIONEER BANK 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Employer Common Stock, Money Market Funds, and Mutual Funds: The fair values of employer common stock, money market fund, and mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Common collective trust funds:  Common collective trust funds are valued at their NAV on the last day of the calendar year of the period; as a result, these investments are not classified within the fair value hierarchy. Common collective funds are comprised of units in such common collective trust funds that are not publicly traded. The underlying assets in these funds (common stock, preferred stock, collective investment funds, U.S. Government and Agency Obligations, debt instruments, insurance investment contracts, global wrap synthetic investment contracts, securities lending funds, repurchase agreements, futures contracts, and foreign currency contracts) are valued where applicable on exchanges and price quotes for the assets held by these funds are readily available. When current market prices or quotations are not available, valuations are determined using valuation models adopted by the trustee or other inputs principally from or corroborated by observable market data.

Investments in common collective trust funds are valued at the NAV of participation units held by the Plan at year-end. The value of these units is determined by the trustee based on the current market values of the underlying assets of the common collective trust fund as based on information reported by the investment advisor using the audited financial statements of the common collective trust fund at year end. At December 31, 2023 and 2022, the Plan’s investment in common collective trust funds was comprised of an investment in the Metlife Stable Value Fund – Series 25053. The objective of this fund is to provide safety and preservation of principal and accumulated interest for participant-initiated transactions. The interest credited to balances in this fund will reflect both current market conditions and performance of the underlying investments in this fund. This fund invests entirely in the MetLife Group Annuity Contract 25053 which consists of separately managed investment portfolios directed by Reliance Trust Company. This fund is a bank collective trust fund for which Reliance Trust Company serves as the trustee and investment manager. This fund is not FDIC-insured or registered with the Securities and Exchange Commission. There are no unfunded commitments and no withdrawal restrictions.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

PIONEER BANK 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements
	at December 31, 2023, Using
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Employer common stock	$2,252,040	$2,252,040	$—	$—
Cash and Money market funds	79	79	—	—
Mutual funds	18,626,923	18,626,923	—	—

Total	20,879,042	$20,879,042	$—	$—

Common collective trust funds (a)	1,564,615

Total investments, at fair value	$22,443,657

	Fair Value Measurements
	at December 31, 2022, Using
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Employer common stock	$2,878,283	$2,878,283	$—	$—
Cash and Money market funds	119	119	—	—
Mutual funds	14,992,055	14,992,055	—	—

Total	17,870,457	$17,870,457	$—	$—

Common collective trust funds (a)	2,108,139

Total investments, at fair value	$19,978,596

(a)	- In accordance with Accounting Standards Codification (“ASC”) Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

PIONEER BANK 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

NOTE 5 – PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

Pentegra Trust Company is the trustee and Pentegra Services, Inc. is the recordkeeper of the Plan. Certain Plan investments are shares of MetLife Stable Value Fund Series 25053 (“the fund”) that is a collective investment fund. Reliance Trust Company, who is custodian for the Plan, is also the trustee and custodian for the fund. Pentegra Retirement Services, Inc., the record keeper of the Plan, provides investment sub-advisory services for the fund. Transactions in the fund qualify as party-in-interest transactions.

The Plan provides participants the election of an investment in Pioneer Bancorp, Inc.’s common stock (employer common stock). As of December 31, 2023, the Plan held 224,979 shares of Pioneer Bancorp, Inc. common stock with a market value of $2,252,040 at a price per share of $10.01. As of December 31, 2022, the Plan held 252,481 shares of Pioneer Bancorp, Inc. common stock with a market value of $2,878,283 at a price per share of $11.40. Transactions in the employer common stock qualify as party-in-interest transactions.

Notes receivable from participants held by the Plan are considered party-in-interest transactions.

Certain administrative functions are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan. Some administrative expenses of the Plan are paid directly by the Bank. The administrative expenses paid directly by the Plan, as well as indirectly through the reduction of investment return, are considered party-in-interest transactions.

NOTE 6 – TAX STATUS

The Internal Revenue Service issued an opinion letter dated June 30, 2020 indicating that the prototype plan document adopted by the Plan, as then designed, was in accordance with the applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the opinion letter, Bank management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

NOTE 7 – SUBSEQUENT EVENTS

In February 2024 the Bank announced it was moving the Plan from Pentegra Retirement Services, Inc. to Empower as the custodian and third party recordkeeper of the Plan. The move to Empower was completed in April 2024.

SUPPLEMENTAL SCHEDULE

PIONEER BANK 401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2023

Name of plan sponsor:	Pioneer Bank
Employer identification number:	14-0970570
Plan number:	002

		(c)
		Description of Investment
	(b)	Including Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest,	(d)	Current
(a)	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Cost	Value

		Common Stock
*	Pioneer Bancorp, Inc.	Employer Common Stock	#	$2,252,040

		Cash
	Cash	Cash	#	17

		Money Market Funds
	Federated	Government Obligations Fund	#	62

		Mutual Funds
	BlackRock	Advantage Small Cap Core Fund	#	409,395
	American Funds	EuroPacific Growth Fund	#	377,652
	MFS	Value Fund	#	481,052
	T. Rowe Price	Blue Chip Growth Fund	#	2,037,113
	Vanguard	Target Retirement 2020 Fund	#	164,073
	Vanguard	Target Retirement 2025 Fund	#	2,294,956
	Vanguard	Target Retirement 2030 Fund	#	2,660,948
	Vanguard	Target Retirement 2035 Fund	#	1,689,534
	Vanguard	Target Retirement 2040 Fund	#	1,687,125
	Vanguard	Target Retirement 2045 Fund	#	935,996
	Vanguard	Target Retirement 2050 Fund	#	690,889
	Vanguard	Target Retirement 2055 Fund	#	661,016
	Vanguard	Target Retirement 2060 Fund	#	184,493
	Vanguard	Target Retirement 2065 Fund	#	237,212
	Vanguard	Target Retirement 2070 Fund	#	12,377
	Vanguard	Mid Cap Index Fund	#	1,053,816
	Vanguard	500 Index Fund	#	2,463,333
	Vanguard	Target Retirement Income Fund	#	225,497
	Dodge & Cox	Income Fund	#	360,446
				18,626,923
		Common Collective Trust Funds
*	MetLife	Stable Value Fund – Series 25053	#	1,564,615

		Total Investments		22,443,657

		Notes Receivable
*	Notes receivable from participants	Interest rates ranging from 4.25% to 9.50%	- 0 -	658,874

				$23,102,531

*	Indicates a party-in-interest as defined by the Employee Retirement Security Act of 1974.
#	Investments are participant directed and therefore cost information is not presented.

EXHIBIT INDEX	DESCRIPTION

EX-23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PIONEER BANK 401(K) PLAN

Date: June 25, 2024	By:	/s/ Thomas L. Amell
Thomas L. Amell
President and Chief Executive Officer
Pioneer Bancorp, Inc.